Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Throne Biotechnologies Inc.
10 Forest Avenue, Suite 110
Paramus, NJ 07652
thronebio.com

Up to $1,006,995.66 in Common Stock at $7.59
Minimum Target Amount: $9,996.03

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Throne Biotechnologies Inc.
Address: 10 Forest Avenue, Suite 110, Paramus, NJ 07652
State of Incorporation: DE
Date Incorporated: January 19, 2011

Terms:

Equity

Offering Minimum: $9,996.03 | 1,317 shares of Common Stock
Offering Maximum: $1,006,995.66 | 132,674 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.59
Minimum Investment Amount (per investor): $349.14

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Invest $1,000 and receive an additional 10% bonus shares

Invest $2,500 and receive an additional 11% bonus shares

Invest $5,000 and receive an additional 12% bonus shares

+ A patient of your choice will secure 'Tier 5 Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US*

Invest $10,000 and receive an additional 13% bonus shares

+ A patient of your choice will secure 'Tier 4 Preferential Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US*

Invest $25,000 and receive an additional 14% bonus shares

+ A patient of your choice will secure 'Tier 3 Premium Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US*

+ $1,000 off of commercial treatment price (if paid for out of pocket)

Invest $50,000 and receive an additional 15% bonus shares

+ A patient of your choice will secure 'Tier 2 Top Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US*

+ $3,000 off of commercial treatment price (if paid for out of pocket)

Invest $100,000 and receive an additional 15% bonus shares

+ A patient of your choice will secure 'Tier 1 Super Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US**

+ $5,000 off of commercial treatment price (if paid for out of pocket)

+ In person lunch with Throne Executives for you and 2 guests in NJ (travel and lodging not included) - [First 3 investors, only 3 available]

**All perks occur when the offering is completed.*

***There is no guarantee commercialization in the US will occur. All patients are subject to enrollment requirements and other treatment criteria set forth by the doctor, the clinical site, FDA, Throne, or another factor. There may be factors that would disqualify a patient from receiving the treatment and therefore securing a place on the waiting list does not guarantee treatment. To claim this perk, please email your name, patient name, and 'Tier' status to connect@thronebio.com within 90 days of investment.*

The 10% StartEngine OWNer's Bonus

Throne Biotechnologies Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $759. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Throne Biotechnologies Inc. ("Throne" or the "Company") is a C-Corporation organized under the laws of Delaware and headquartered in New Jersey. The company was initially registered on Jan.19th, 2011 in Illinois, named Tianhe Stem Cell Biotechnologies Inc. To better the company's branding, the name was changed to Throne Biotechnologies Inc. on Jan.9th, 2021.

We are an American therapeutics company whose aim is to comprehensively reverse type 1 diabetes and other autoimmune diseases with our patented immune education technology, Stem Cell Educator® therapy. Leveraging a newly discovered stem cell from human umbilical cord blood, Educator Therapy reprograms patients' immune cells through an ex-vivo process that is very similar to dialysis.

Throne has one of the globally-leading curative patent technology for type 1 diabetes (T1D) and other autoimmune diseases. Specifically, our technology is recognized worldwide by leading public diabetes organizations as the "Practical Cure Project" for type 1 diabetes out of 590 global projects (JDCA, State of the Cure 2021).

To date, more than 200 patients between the ages of 3 and 70 have received Educator Therapy over the past 10 years during international multi-center clinical trials in the United States, Spain, and China. Our research has demonstrated the clinical safety and efficacy of Educator Therapy in treating both type 1 and type 2 diabetes, as well as alopecia areata, detailing the evidence among 40 peer-reviewed publications.

Currently, Throne has five granted international patents and one pending patent application with the Exclusive License Agreements from the University of Illinois at Chicago (for Stem Cell Educator technology) and Hackensack Meridian Health (for mitochondrial reprogramming technology) respectively.

Throne Biotechnologies Inc. is in the pre-revenue stage of development.

Competitors and Industry

ViaCyte is trying to use embryonic pluripotent stem cell (PSC)-derived islet cell replacement therapies to treat type 1 diabetes. The company has two product candidates, PEC-Encap and PEC-Direct, in phase 1/2 clinical trials for the treatment of type 1 diabetes (NCT04678557 and NCT03163511, respectively). To overcome the immune rejection of PSC-derived islet cells post-transplantation, the Company's third program, PEC-QT, in preclinical development to potentially treat diabetes, is partnered with CRISPR Therapeutics. ViaCyte's technology does not address the fundamental issue—the autoimmunity in T1D.

Vertex is trying to use the product VX-880 to treat type 1 diabetes. VX-880, formerly known as STx-02, is an investigational allogeneic human embryonic stem cell-derived islet cell therapy that is being evaluated for patients who have T1D with impaired hypoglycemic awareness and severe hypoglycemia. VX-880 involves an infusion of fully differentiated, functional islet cells, as well as the chronic administration of concomitant immunosuppressive therapy, to protect the islet cells from immune rejection in phase 1 clinical trial a Vertex study with VX-880 (NCT04786262). In addition to the immune rejection, VX-880 does not address the fundamental issue—the autoimmunity in T1D.

Provention Bio Inc is trying to provide teplizumab to T1D patients who are at risk of developing the end-stage insulin-dependent disease. Teplizumab is an investigational anti-CD3 monoclonal antibody (mAb) being developed for the delay of clinical type 1 diabetes (T1D) in at-risk individuals.

Throne is a therapeutic company using Stem Cell Educator therapy to treat type 1 diabetes and other autoimmune diseases. Throne is competing with the above technologies, such as ViaCyte and Vertex's product Vx-880, which initially appeared promising during pre-clinical studies, however, they have encountered major limitations (e.g., immune rejections) once they were applied in patients. Compared to these competitors, none have been able to (1) demonstrate the clinical safety and efficacy that Throne has, and (2) none of these above technologies address the fundamental issue of autoimmunity of type 1 diabetes at this time. Notably, the final product of Stem Cell Educator therapy is autologous without rejection and safety concerns.

Educator Therapy is the only stem cell treatment on the market that is licensed to use the CB-SC stem cell for an extracorporeal therapy, has demonstrated clinical safety and efficacy among over 200 human patients, and is one of the leading practical cure projects worldwide among 590 projects for treating type 1 diabetes by the Juvenile Diabetes Cure Alliance (JDCA) in their State of the Cure Report of 2021.

Current Stage and Roadmap

Throne Biotechnologies (Throne) is a clinical-stage therapeutic biotechnology company that develops disruptive stem cell innovations (designated Stem Cell Educator therapy) to bring practical reversal to type 1 diabetes (T1D) and autoimmune diseases. Throne has a 1,700 sq. ft. facility lab in Paramus, New Jersey (1,320 sq. ft. GMP lab space; 680 sq. ft. QC/QA lab). The GMP facility includes all the requisite equipment for SCE device production, CB-SC culture, processing patients' mononuclear cells. Currently, Throne has received three US FDA approvals for phase 2 clinical trials by using Stem Cell Educator therapy to treat T1D (IND 019247) through a collaboration with Hackensack University Medical Center (Hackensack, NJ), alopecia areata (IND 019246) at Yale University School of Medicine, and severe COVID-19 (IND 019679). Our patented technology is recognized as one of the leading "Practical Cure Project" for T1D out of 590 global projects (JDCA 2021, New York). To date, more than 200 patients between the ages of 3 and 70 years have received the Educator therapy in 10 years of international multicenter clinical trials in Spain, China, and the United States. 70% of type 1 and 2 diabetic patients demonstrated clinical efficacy. Most T1D patients have reduced insulin with some becoming insulin-independent.

Future roadmap: In 2019, Throne submitted a Regenerative Medicine Advanced Therapy (RMAT) application that was accepted by the FDA, with the first two (regenerative medicine and severe human disease) of the three criteria met. The FDA reviewers requested additional clinical data from the US clinical trial. Therefore, successful completion of the phase 2 trials, which are expected to strongly support our RMAT requests for T1D and AA, will facilitate the Accelerated Approvals of Biological License Application (BLA) for the Stem Cell Educator® therapy (commercial brand name Gleucocell) to market as early as 2023 and become a practical standard of care for patients with T1D or AA.

The Team

Officers and Directors

Name: YONG ZHAO

YONG ZHAO's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, President and CEO
  Dates of Service: January 19, 2011 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations, organizing and leading the clinical trials.

Other business experience in the past three years:

- **Employer:** Seton Hall University
  Title: Associate Professor
  Dates of Service: August 18, 2017 - July 01, 2021
  Responsibilities: Study the molecular mechanisms underlying Stem Cell Educator therapy

Other business experience in the past three years:

- **Employer:** Center for Discovery and Innovation, Hackensack Meridian Health
  Title: Associate Scientist
  Dates of Service: January 04, 2019 - July 01, 2021
  Responsibilities: Study the molecular and cellular mechanisms underlying the immune modulation of Stem Cell Educator therapy. Set up and monitor the clinical trial of Stem Cell Educator therapy to treat type 1 diabetic patients.

Name: Gerald Ostrov

Gerald Ostrov's current primary role is with retired. Gerald Ostrov currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: April 26, 2021 - Present
  Responsibilities: Meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities

Other business experience in the past three years:

- **Employer:** Johnson & Johnson
  Title: Company Group Chairman
  Dates of Service: July 15, 1991 - September 07, 2008
  Responsibilities: Johnson & Johnson's worldwide vision care businesses

Name: Theodore Mazzone

Theodore Mazzone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer

Dates of Service: October 19, 2021 - Present
Responsibilities: Provide medical oversight

Other business experience in the past three years:

- **Employer:** Northshore University HealthSystem of University of Chicago
  Title: Clinical Professor of Medicine, Chairman, Department of Medicine
  Dates of Service: July 11, 2011 - July 11, 2021
  Responsibilities: Over sight of research and development and clinical practices

Name: Lee Dudka

Lee Dudka's current primary role is with Sytrue. Lee Dudka currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: September 26, 2021 - Present
  Responsibilities: Strategy and consulting

Other business experience in the past three years:

- **Employer:** Sytrue
  Title: Senior Advisor
  Dates of Service: March 10, 2013 - Present
  Responsibilities: Advising the data team

Other business experience in the past three years:

- **Employer:** PCW
  Title: Course Producer
  Dates of Service: July 10, 2018 - Present
  Responsibilities: Teach and prepare course material

Other business experience in the past three years:

- **Employer:** PCORI Research Review Team
  Title: Advisor
  Dates of Service: August 15, 2018 - Present
  Responsibilities: Funded Medical Research Review Team initiative for enhancing reporting process at PCORI. PCORI helps people make informed healthcare decisions, and improves healthcare delivery and outcomes, by producing and promoting high-integrity, evidence-based information that comes from research guided by patients, caregivers, and the broader healthcare community

Other business experience in the past three years:

- **Employer:** Benchmark Health Systems
  Title: Senior Strategy Adviser
  Dates of Service: July 17, 2017 - Present
  Responsibilities: Co-lead team development of next-stage business strategy for a refreshed practice focus.

Other business experience in the past three years:

- **Employer:** HIMSS
  Title: Advisor
  Dates of Service: July 16, 2012 - Present
  Responsibilities: In 5+ years, continuing work in our HIE Toolkit Comm: -- Sustainability (issues, successes) at HIEs and in next-level strategic planning and evolution. -- Reviewing HIE structured/unstructured data exchange in new healthcare delivery platforms.

Other business experience in the past three years:

- **Employer:** Princeton-on-the-Potomac Course Producer
  Title: Course Producer
  Dates of Service: July 16, 2018 - Present
  Responsibilities: Producing Princeton Faculty-Led courses for the Washington, DC region: - 2018: "Princeton and the Dawn of the Information Age" - 2019: "Cybersecurity for Professionals -- A Master Class"

Other business experience in the past three years:

- **Employer:** Dudka & Associates
  Title: President

Dates of Service: July 14, 1980 - Present
Responsibilities: Create STRATEGIC IMPACT through your organization's major assets – your people, processes and messages. We help you get these right. We shed productive light on your strategies, help develop your key people — and refresh how you communicate, internally and beyond.

Name: Yeqian (Yechin) Zhao

Yeqian (Yechin) Zhao's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Business Development
  Dates of Service: January 12, 2021 - Present
  Responsibilities: Business development

- **Position:** Treasurer
  Dates of Service: April 06, 2021 - Present
  Responsibilities: oversee finances

Other business experience in the past three years:

- **Employer:** The Marketing Store
  Title: Product Designer
  Dates of Service: July 10, 2017 - December 13, 2019
  Responsibilities: Design and marketing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stocks purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stocks in the amount of up to $1 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it

is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in commercializations. It is possible that the failure to release the product is the result of a change in FDA regulations and business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in commercializations. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage for our Stem Cell Educator Therapy. Delays or cost overruns in the development of our Stem Cell Educator Therapy and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. Currently, we have a functional product designated Stem

Cell Educator (a trade name Gleukocell). It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Throne Biotechnologes Inc was formed on Jan 12, 2021, as a Delaware C Corporation. The company was formerly incorporated in Jan 19, 2011 as Tianhe Stem Cell Biotechnologies Inc., an Illinois C Corporation. All assets, liabilities, shareholders, and operations have been transferred to Throne Biotechnologies Inc. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Throne Biotechnologies Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Stem Cell Educator Therapy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Do you have a potential risk of Regulatory Approval?

Currently, it is expected that Stem Cell Educator therapy will achieve the expedited FDA approval under the designation of Regenerative Medicine Advanced Therapy (RMAT), due to an unmet medical need for the life-threating type 1 diabetic patients. However, FDA approval is unpredictable and there is a chance FDA approval for Stem Cell Educator Therapy is never achieved.

The risk of limited cord blood units
There is a potential risk of the limited resource of qualified cord blood units, which are utilized for the production of Stem Cell Educators.

The risk of procedure-associated side effects.
International multi-center clinical trials have demonstrated the clinical safety of Stem Cell Educator therapy with good safety profiles. However, due to the personal differences, there may be the blood cell separation (apheresis)-associated side effects (e.g., temporary numbness or tingling in the jaw or fingers, fever/chills, bruise, swelling, or infection), and unknown potential risks associated with this study Educator devices.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
YONG ZHAO	10,950,000	Common Stock	69.3%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 132,674 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 14,750,000 outstanding.

Voting Rights

Each stockholder shall be entitled to 1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 267,500 shares of Common Stock to be issued pursuant to stock options issued.

The total amount outstanding includes 532,500 shares of Common Stock reserved for issuance under the Company's equity plan.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 1,050,000 outstanding.

Voting Rights

Each stockholder shall be entitled to 1 vote per share.

Material Rights

Broad-based purchase right anti-dilution protection, pro rata rights, liquidation preferences to be set by investors at the closing of next round of non-Reg CF financing

Convertible Note

The security will convert into The instrument used at the closing of the next round of financing and the terms of the Convertible Note are outlined below:

Amount outstanding: $360,000.00
Maturity Date: December 01, 2023
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $200,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its equity securities following the date of issuance of this Note, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of Section 5 of the Securities Act, from which the Company receives gross proceeds of not less than Five million dollars US $5,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of this Note)

Material Rights

Adjustment in preferences of noteholder stock in the event of issuance of Preferred Stock with Liquidation Preference.

In the event the equity securities to be issued in the financing that triggers the note conversion are Preferred Stock with a liquidation preference, the Company may, at its election, issue share of Shadow Preferred to the Holder in lieu of such Preferred Stock. These Shadow Preferred Stock shall be the same as the Preferred Stock except that their liquidation preference would be calculated pursuant to the conversion price calculation outlined in the note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $360,000.00
  Use of proceeds: Pay patent maintenance fee and lawyers fee, GMP facility renting.
  Date: February 18, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Options that will convert into 267,500 shares of Common Stock
  Final amount sold: $0.00
  Use of proceeds: Build up the Throne team by recruiting chief medical officer, board directors, and advisor
  Date: April 26, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Throne Biotechnologies Inc was incorporated on January 19, 2011 in the state of Illinois as Tianhe Stem Cell Biotechnologies Inc. On January 12, 2021, the company submitted Amended Article of Corporation in the state of Delaware and changed the name to Throne Biotechnologies Inc.

The company is American therapeutic company with a disruptive stem cell technology that can fundamentally reverse diabetes, alopecia areata and other autoimmune diseases through immune education of Stem Cell Educator® therapy. Our patented technology is recognized as the leading "practical cure project" for type 1 diabetes out of 590 global projects in 2021 (JDCA, New York).

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $6,542 and $0, which is included in sales and marketing expense.

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $43,771 and

$43,771 respectively.

Amortization expense for patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $225,849 and $225,849, respectively.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $582,667, and the Company had state net operating loss ("NOL") carryforwards of approximately $582,667. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company enters various operating leases for facilities. Rent expense was in the amount of $27,734 and $0 as of December 31, 2020 and December 31, 2019, respectively.

Historical results and cash flows:

Funding and resources to date:

1) Cash investment - $1.91M

2) Supplier - $2.5M

3) Out license - $1.5M

4) Founder cash contributions - $1.2M

5) Grants - Government - $0.75M

6) Grants - Foundations - $0.99M

7) Donations - $0.55M

8) Foreign Contributions - $2.19M

Total $11.4M

With the above funding supports and resources, Throne has made significant progresses over the last 10 years and translated the Stem Cell Educator therapy from the basic research to the international multi-center clinical trials in the United States, China, and Spain, with over 30 peer-reviewed publications. These publications have demonstrated the clinical safety and efficacy of Stem Cell Educator therapy for the treatment of type 1 diabetes (T1D), type 2 diabetes (T2D), and alopecia areata (AA), as well as associated molecular and celluar mechanims underlying Stem Cell Educator therapy. Collectivelly, these clinical evidence and publications strongly supported the Throne's FDA applications. To date, the company has achieved three the United States FDA approvals for Phase 2 Clinical Trials of Stem Cell Educator therapy:

1) Type 1 diabetes - Approved to begin Phase 2 (IND 019247) at Hackensack University Medical Center, NJ

2) Alopecia areata - Approved to begin Phase 2 (IND 019246) at Yale University School of Medicine, CT

3) Severe COVID-19 — Approved to begin Phase 2 (IND 019679)

Additionally, the company has achieved five granted international patents and one pending patent. The company has three trademarks Granted by USPTO including:

1) Stem Cell Educator - No. 90211734

2) Droplet cross logo - No. 88861729

3) Gleukocell - No. 88861734

For the past 40 years, attempts to address the underlying autoimmunity have been unsuccessful due to the polyclonal nature of the autoimmune response and the global challenges of immune regulation in T1D patients. Insulin therapy is not a cure. There is unmet medical need for T1D. Stem Cell Educator therapy offers a new therapeutic approach for T1D because it can modulate multiple immune cells and reverse the destruction of islet β cells, both of which are critical for effective treatment of T1D. In 2019, Throne submitted a Regenerative Medicine Advanced Therapy (RMAT) application that was accepted by the FDA in the first two of the three criteria. The FDA reviewers requested additional clinical data from the US phase 2 trial, which we expect to strongly support our RMAT requests for T1D. Once RMAT approved after finishing phase 2 trial with financial supports (e.g., crowdfunding through StartEngine and investment from Venture Capitals), it will facilitate the Accelerated Approvals of BLA for the Stem Cell Educator therapy (commercial brand name Gleucocell) to market as early as 2023 and become a practical care for patients with T1D. As a global-leading technology in the field of T1D treatment (JDCA, 2021, New York), we expect that Educator therapy will achieve the expedited FDA approval under the designation of RMAT, due to an unmet medical need for the life-threating T1D patients. Therefore, Stem Cell Educator therapy has the potential to revolutionize the treatment of T1D and eliminate the need for lifelong insulin therapy, without the safety and ethical concerns associated with conventional immune and/or stem cell-based approaches.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Credit - Chase - $43,000 line of credit

Shareholder loans (Convertible Note) - $360,000

Current cash on hand: $3,424

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign will act as bridge funding prior to the closing of the Series A round which will be led by institutional investors who we hope will contribute at least another $5-10M. Throne is currently in discussion with many institutional investors who have expressed interest in funding the technology towards its completion. The funds of this campaign is critical to Throne's operations and will jumpstart the clinical trials. Additional institutional investors will complete the funding goals and close the round in the next few months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign is necessary to the viability of the company as it will make up a majority of the working capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise through this campaign is $10,000. This amount will support the internal operations (e.g. purchase stem cell culture materials for GMP production and antibodies for flow cytometry) and prepare for the initiation of the clinical trials including type 1 diabetes and alopecia trials. We are also in the process of talking with institutional investors who we hope will invest another $5 - 10 Million for clinical trials. Therefore, this minimum will act as the bridge funding.

How long will you be able to operate the company if you raise your maximum funding goal?

When the maximum funding goal (including funding efforts beyond StartEngine) is reached, the company will have sufficient funding complete phase 2 clinical trials. The complete funding is expected to provide a 2 year run way.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional sources of capital may be from follow on investments from current investors, new institutional investors, corporate ventures, loans, and public offerings.

Indebtedness

- **Creditor:** Convertible Notes issued to Tetrad Building Group
  Amount Owed: $360,000.00
  Interest Rate: 5.0%
  Maturity Date: February 18, 2023

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $119,922,000.00

Valuation Details:

Throne's post-money valuation in 2014 was $50M.

In May 2020, Throne commissioned an independent valuation analysis provided by Macson Financial Services LLC ("Mascon"). The base valuation Mascon selected was $109,905,529 and that the high valuation they selected was $164,671,769.

In their Final Valuation Opinion Mascon wrote that Throne's ability to provide a sizeable Return on Investment (ROI) to investors is greatly dependent on its ability to successfully pass through the next 2 stages of clinical trials and obtain FDA approval to move forward with the Stem Cell Educator Therapy for both type 1 diabetes and alopecia areata. Considering that the applications for this technology extend beyond these disorders, there is ample opportunity for commercial growth, but the company must proceed through FDA testing within a 2-3 year period for the estimates provided in this study to maintain their validity. Moreover, Throne needs to be proactive as it relates to the development of its core offerings (i.e. aggressively moving through clinical trials and acquiring the necessary investments to make this process as efficient as possible) while protecting its intellectual property and expeditiously building market share. Assuming that management can properly utilize its current alliance network, proven business model, and developed infrastructure to the scale-based issues that will arise as the company continues to be successful, it was Mascon's opinion that Throne can meet its projections and thus meet or surpass the value estimates provided in the analysis.

Since the independent valuation analysis described above, Throne has developed additional asset milestones such as receiving 3 phase 2 INDs, 4 additional patents, and a GMP facility.

Biotechnology investments, particularly in cellular therapy for type 1 diabetes (T1D), have seen billion-dollar acquisitions of companies with safety data, efficacy data, and FDA milestones premature to the milestones that have already been achieved by Throne. For example,

Vertex Pharmaceuticals Incorporated (NASDAQ: VRTX) acquired Semma Therapeutics for $950 million in cash on Sep.3, 2019 (*see: https://d19j0qt0x55bap.cloudfront.net/production/onboardings/6213a9db7eb65b72b3ac1542/documents/file/Vertex_Acquire_Semma_Therapeutics.*, *)*, which was a privately held biotechnology company pioneering the use of embryonic stem (ES) cell-derived human islets as a potentially treatment for T1D and having not reached the phase 1 clinical trial yet at the acquisition in 2019. Due to the rejection issue of ES cell-derived insulin-producing cells, patients must take the immune suppressive medications, making patients more vulnerable to pathogens and raising concerns about clinical safety. Additionally, they failed to address the fundamental issue of autoimmunity in T1D. In contrast, Throne's Stem Cell Educator technology has the potential to revolutionize the treatment of T1D and eliminate the need for lifelong insulin therapy, without the safety, immune rejection and ethical concerns associated with conventional immune and/or stem cell-based approaches. Therefore, we believe this is indicative of Throne's potential valuation at the current stage but more notably, the potential of a significant increase upon the successful completion of phase 2 trials. A full FDA commercial approval may see the valuation further increase as multi-billion $ valuations are commonplace for biotechs past FDA phase 2, 3, BLA.

https://www.toptal.com/finance/valuation/biotech-valuation

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

In making this calculation we <u>have not</u> assumed that any other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.03 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  4.0%

- *Research & Development*
  86.0%
  This fund will be utilized to start Throne's FDA phase 2 clinical trials. Expenses include fees paid to the lab materials and other general supplies to secure the successful completion of the trials.

- *Operations*
  10.0%
  A portion of the raise will be used to pay for operational expenses including regulatory filings, cleanroom operations, and company administrative expenses.

If we raise the over allotment amount of $1,006,995.66, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  4.0%

- *Research & Development*
  66.0%
  This fund will be utilized to start Throne's FDA phase 2 clinical trials. Expenses include fees paid to the clinical sites, lab material, labor, and other fees to secure the successful completion of the trials.

- *Company Employment*
  20.0%
  We will expand the leadership and operations team to complete the clinical trials and take the technology to market. This includes payroll for management and operational staff.

- *Operations*
  10.0%
  A portion of the raise will be used to pay for operational expenses including regulatory filings, cleanroom operations, and company administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at thronebio.com (ThroneBio.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/throne-biotechnologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Throne Biotechnologies Inc.

[See attached]

THRONE BIOTECHNOLOGIES INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Throne Biotechnologies Inc.
Lisle, Illinois

We have reviewed the accompanying financial statements of Throne Biotechnologies Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 5, 2021
Los Angeles, California

Throne Biotechnologies Inc
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	59,519	$	208,101
Total current assets		**59,519**		**208,101**
Property and equipment, net		561,061		604,832
Intangible assets		1,580,945		1,806,794
Total assets	**$**	**2,201,526**	**$**	**2,619,727**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	13,055	$	5,699
Accrued interest		36,000		18,000
Total current liabilities		**49,055**		**23,699**
Convertible Note		360,000		360,000
Total liabilities		**409,055**		**383,699**
STOCKHOLDERS EQUITY				
Common Stock		140		140
Preferred Stock		11		11
Additional Paid In Capital		3,889,502		3,850,892
Retained earnings/(Accumulated Deficit)		(2,097,182)		(1,615,014)
Total stockholders' equity		**1,792,470**		**2,236,029**
Total liabilities and stockholders' equity	**$**	**2,201,526**	**$**	**2,619,727**

See accompanying notes to financial statements.

THRONE BIOTECHNOLOGIES INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	462,626	478,520
Sales and marketing	6,542	-
Total operating expenses	469,168	478,520
Operating income/(loss)	(469,168)	(478,520)
Interest expense	18,000	18,000
Other Loss/(Income)	(5,000)	-
Income/(Loss) before provision for income taxes	(482,168)	(496,520)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (482,168)**	**$ (496,520)**

See accompanying notes to financial statements.

THRONE BIOTECHNOLOGIES INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid	Retained earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	In Capital	Deficit)	Equity
Balance—December 31, 2018	**13,950,000**	**$ 140**	1,050,000	**11**	**$ 3,856,205**	**$ (1,118,494)**	**$ 2,737,861**
Capital distribution					(5,312)		(5,312)
Net income/(loss)						(496,520)	(496,520)
Balance—December 31, 2019	13,950,000	140	1,050,000	11	3,850,892	$ (1,615,014)	**$ 2,236,029**
Capital contribution					38,610		38,610
Net income/(loss)						(482,168)	(482,168)
Balance—December 31, 2020	13,950,000	**$ 140**	**$ 1,050,000**	**$ 11**	**$ 3,889,502**	**$ (2,097,182)**	**$ 1,792,470**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(482,168)	$	(496,520)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		43,771		43,771
Amortization of intangible assets		225,849		225,849
Changes in operating assets and liabilities:				
Credit Cards		7,357		5,699
Accrued interest		18,000		18,000
Net cash provided/(used) by operating activities		**(187,191)**		**(203,201)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(44,736)
Net cash provided/(used) in investing activities		**-**		**(44,736)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Note		-		360,000
Capital distribution		-		(5,312)
Capital contribution		38,610		
Net cash provided/(used) by financing activities		**38,610**		**354,688**
Change in cash		(148,581)		106,751
Cash—beginning of year		208,101		101,350
Cash—end of year	**$**	**59,519**	**$**	**208,101**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	18,000	$	18,000
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Throne Biotechnologies Inc was incorporated on January 19, 2011 in the state of Illinois as Tianhe Stem Cell Biotechnologies Inc. On January 12, 2021, the company submitted Amended Article of Corporation in the state of Delaware and changed the name to Throne Biotechnologies Inc. The financial statements of Throne Biotechnologies Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lisle, Illinois.

The company is American therapeutic company with a disruptive stem cell technology that can fundamentally reverse diabetes, alopecia areata and other autoimmune diseases through immune education of Stem Cell Educator® therapy. Our patented technology is recognized as the leading "practical cure project" for type 1 diabetes out of 594 global projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Flow Cytometer	10 years
Refrigerator	10 years
Microscope	10 years
Portable cleanroom GMP facil	10 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Throne Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from providing the Stem Cell Educator® Therapy to the patients.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $6,542 and $0, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 5, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,		2020		2019
Flow Cytometer		100,000		100,000
Refrigerator		30,000		41,000
Microscope		17,400		17,400
Portable cleanroom GMP facility		424,036		424,036
Other equipment		176,015		165,015
Property and Equipment, at Cost		**647,451**		**747,451**
Accumulated depreciation		(186,390)		(142,619)
Property and Equipment, Net	**$**	**461,061**	**$**	**604,832**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $43,771 and $43,771 respectively.

4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,		2020		2019
Patents	$	2,258,493	$	2,258,493
Intangible assets, at cost		**2,258,493**		**2,258,493**
Accumulated amortization		(677,548)		(451,699)
Intangible assets, Net	**$**	**1,580,945**	**$**	**1,806,794**

Amortization expense for patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $225,849 and $225,849, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(225,849)
2022		(225,849)
2023		(225,849)
2024		(225,849)
Thereafter		(677,548)
Total	**$**	**(1,580,945)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 13,950,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 1,050,000 have been issued and are outstanding.

6. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

							For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Discount rate	Valuation CAP	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes- Tetrad Building Group	$ 360,000	5.00%	15.00%	$ 150,000,000	Fiscal Year 2019	2022	18,000	36,000	-	360,000	360,000	18,000	18,000	-	$ 360,000	360,000
Total							$ 18,000	$ 36,000	$ -	$ 360,000	$ 360,000	$ 18,000	$ 18,000	$ -	$ 360,000	$ 360,000

The convertible notes are convertible into common shares at a conversion price. The conversion price means (i) with respect to a conversion pursuant to Next Equity Financing Conversion, the lesser of: (A) the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; (ii) with respect to a conversion pursuant to Corporate Transaction Conversion, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction; Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (131,391)	$ (18,243)
Valuation Allowance	131,391	18,243
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (158,777)	$ (27,386)
Valuation Allowance	158,777	27,386
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $582,667, and the Company had state net operating loss ("NOL") carryforwards of approximately $582,667. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	33,725
2022		39,050
2023		39,050
2024		39,050
Thereafter		117,150
Total future minimum operating lease payments	**$**	**268,025**

Rent expense was in the amount of $27,734 and $0 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 5, 2021 the date the financial statements were available to be issued.

On January 12, 2021, the company submitted an amended article of corporation in the state of Delaware and changed its name from Tianhe Stem Cell Biotechnologies Inc. to Throne Biotechnologies Inc

During 2021, the Company authorized a Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 800,000 shares of its Common Stock pursuant to the Plan. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. SO far, the company has issued 267,500 options.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $469,168, an operating cash flow loss of $187,191 and liquid assets in cash of $55,519, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Throne Biotechnologies

Find a cure type 1 diabetes, alopecia areata, and other autoimmune diseas...


Stem cell innovations for the practical cure of type 1 diabetes and autoimmune diseases.

Website | Paramus, NJ | BIOTECHNOLOGY

Throne offers the Practical Cure for type 1 diabetes, alopecia areata, and other autoimmune diseases through its patented technology, Stem Cell Educator therapy — a one-time, dialysis-like treatment that fundamentally “re-educates” the defective immune system back to health. Throne is in the pre-revenue clinical stage of development.

$0.00 raised

0 Investors	$120M Valuation
$7.59 Price per Share	$349.14 Min. Investment
	Equity Offering Type
$1.01M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Throne Has a Globally-Leading Curative Patent Technology for Type 1 Diabetes (T1D) and Other Autoimmune Diseases: Over last 10 years, international multicenter clinical trials in the United States, China, and Spain have strongly demonstrated the clinical safety and efficacy of Stem Cell Educator therapy in more than 200 patients aged from 3 to 70 years old. Clinical studies and basic research revealed the molecular and cellular mechanisms underlying Stem Cell Educator therapy with over 30 peer-reviewed publications. Collectively, Educator therapy has the potential to revolutionize the treatment of T1D and other autoimmune diseases, without the safety and ethical concerns associated with conventional immune and/or stem cell-based approaches.
- Experienced Team: Throne Biotechnologies (Throne) is a clinical-stage therapeutic company with a disruptive stem cell technology that can, for some patients, fundamentally reverse T1D and other autoimmune diseases. To commercialize the Stem Cell Educator therapy, Throne has built up the strong Team with renowned scientists, immunologist, endocrinologist, diabetologist, dermatologist, expert in cellular therapy, and entrepreneurs from big pharmaceutical/biotech companies and famous universities.
- It Is Close to the US FDA Marketing Approval through Regenerative Medicine Advanced Therapy (RMAT) Program: Currently, Stem Cell Educator therapy has gained three phase 2 clinical trial approvals by the United States FDA to treat T1D, alopecia areata and severe COVID-19 patients. As a global-leading technology in the field of T1D treatment (Juvenile Diabetes Cure Alliance Report, 2021, New York), it is highly expected that Educator therapy will achieve the expedited FDA approval for commercialization under the designation of RMAT, due to an unmet medical need for the T1D and alopecia patients. The T1D market in 2019 was approximately $2 billion and is expected to grow at a 5% CAGR (Compound Annual Growth Rate). The Alopecia market in 2020 was approximately $7.6 billion and is expected to grow at an 8.1% CAGR.

OVERVIEW

Autoimmune diseases can be reversed with Throne’s Stem Cell Educator® Therapy

There’s a difference between a treatment and a cure. A big one.

Throne’s Stem Cell Educator® Therapy technology is designed to reverse autoimmune diseases, namely, type 1 diabetes and alopecia areata. We do this by targeting the root causes of these diseases and 're-educating' the immune system to stop attacking itself. Our international multicenter clinical trials have demonstrated 70% efficacy in type 1 diabetic patients.



T
What is Stem Cell Educator Therapy?
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Throne Has a Globally-Leading Curative Patent Technology for Type 1 Diabetes (T1D) and Other Autoimmune Diseases



2018
2021
Aaron
Chess aficianado
Type 1 diabetes
Gerald Ostrov
"best grandpa ever"
Healthcare executive
“We are a medical family and were devasted when Aaron was diagnosed with T1D. We looked at the evidence for the technology and decided to enroll him in the trial. It’s been 2.5 years, his insulin usage dropped and his A1C (sugar control) dropped to 5.2. **People say, ‘wow, that’s good even for a non-diabetic!’”**

The above results may not be indicative of the results to all patients and is not a guarantee of future performance or success. Gerald Ostrov is a Director of the company.

Stem Cell Educator® Therapy has also demonstrated efficacy in alopecia areata, where patients experienced sustained hair regrowth after one treatment.



Alopecia Areata
Lina G. 20 years old
Before
8 weeks
12 weeks
40 weeks
2 years

THE PROBLEM

Conventional treatments for type 1 diabetes and other autoimmune diseases are only symptomatic patches, not cures

The immune system is meant to protect the body, not destroy it. Defects in a patient's immune system and environmental factors are what cause autoimmune diseases. When there is immune dysfunction, different areas of the patient's body are attacked. For example, an autoimmune attack on the pancreas causes type 1 diabetes, while an autoimmune attack on hair follicles causes alopecia.

Current conventional treatments on the market for type 1 diabetes (insulin therapy) and autoimmune diseases (immunosuppressants drugs) only aim to treat the symptoms and they fail to correct the root causes of the diseases. As a result, patients may experience severe side effects and a guaranteed disease relapse if they stop the medications. Despite significant improvements in diabetic care, most patients can not achieve the desired glycemic targets with an increased risk of complications, including cardiovascular diseases, stroke, blindness, amputation, and loss of life.


The world lacks a CURE for
diabetes and autoimmune diseases

An autoimmune diagnosis is like receiving a life sentence — patients feel helpless as they look ahead into the future. For type 1 diabetics, this life sentence includes an average annual "fine" of $16,752 for health care costs. And that's before they factor in the physical limitations and recurring feelings of uncertainty and isolation.

Type 1 Diabetes affects **1.6M** people in the U.S.

The only treatment for Diabetes is insulin injections **insulin injections are NOT a cure**

Type 1 Diabetics **risk severe & fatal consequences** including: **organ damage, amputation, & loss of life**

The average cost of **medical expenses** for Type 1 Diabetes **$16,752/year**

1 in 6 people in the U.S. suffer from an **autoimmune disease**

Alopecia Areata affects **6.8M** people in the U.S.

On average, a person spends **$1,350/year** managing **hair loss symptoms**

Immunosuppressants are NOT a cure and they have a recurring cost of $7K-$59K/year

THE SOLUTION

A life-saving solution designed to fundamentally heal autoimmune diseases

Finally, a global-leading solution that we believe will halt autoimmune destruction and restore health is here! Meet our patented Stem Cell Educator® Therapy.


Type 1
Diabetes
70%
CLINICAL
EFFICACY
Reduce or stop insulin dosage
Reduce HbA1C & improve sugar control
Correct autoimmunity & inflammation
Improve C-peptide / insulin production
Improve or restore beta-cell function
Reverse, stop, or slow degeneration


200+
clinical trial
patients
3 to 70
Age of
patients
Ivan C.
Type 1 diabetes
Featured on
CBS NEWS
10 years
trials in US, China,
and Spain

This curative Stem Cell Educator® technology acts as an "immune system reset" designed to restore the immune balance and fundamentally reverse type 1 diabetes, alopecia areata, and other autoimmune diseases. It achieves this by focusing on the root causes of the disease through a one-time, dialysis-like treatment that involves a minimally invasive procedure.


The
Immune
System
Reset
8
hours
no stem cell
injections
practically
no side effects
1-2
treatments
1. Draw blood
2. Immune cells are isolated from the blood while red cells are returned to the body (apheresis)
BLOOD CELL
SEPARATOR
(APHERESIS)
3. CB-SC STEM CELLS coated on the surface of each layer 'educates' the immune cells on descending levels
STEM CELL
EDUCATOR
PATIENT
4. 'Educated' immune cells are infused back to the body

Stem Cell Educator® Therapy is a procedure where a patient's immune cells are first drawn, incubated (educated) in our Stem Cell Educator® device coated with our proprietary CB-SC stem cells, and then returned to the body via an infusion. This procedure fundamentally 're-educates' the immune system to stop attacking itself and empowers the body to restore its own healing from the inside out. Based on our previous clinical studies, we've found the side effects to be minimal to negligible, typically only those associated with apheresis (blood drawing) and infusion.

Major differences in our stem cell approach compared to conventional stem cell therapies include:

1. We believe we are one of the first companies in the world to use the patented CB-SC stem cell to modulate (aka 'educate') immune cells.

2. We do not use immune suppressing drugs because their many side effects can be very harmful

3. We do not inject or transplant the stem cells because they stay inside the device permanently. Only the patient's own 'educated' immune cells enter back into the patient's body. This ensures 100% immune acceptance and zero risk of rejection.

1. Apheresis (Blood Draw)
Clinical site - 4 hours



2. "Education" of Immune Cells
Throne GMP Lab - 17 hours



3. Collection of Immune Cells
Throne GMP lab - 2 hours



4. Infusion back to patient
Clinical site - 4 hours



Current Disease Focus

- Type 1 Diabetes
- Alopecia Areata

Other Diseases Tested in **Pilot Studies**

- Type 2 Diabetes
- Lupus
- Psoriasis
- Scleroderma
- Pulmonary Fibrosis
- Hashimoto's Disease
- Sjogren's Syndrome
- Grave's Disease

PATENTS

Throne has a portfolio of seven international patents covering major global territories, including the discovery of CB-SC stem cells, its clinical applications through the Stem Cell Educator® Therapy, and disruptive technologies for additional diseases. These can be licensed to other territories and institutions for the continued development or research of additional technologies. Throne Biotechnologies will receive licensing fees and royalties in return.

GO TO MARKET BUSINESS PLAN

Upon US FDA approval, Throne Biotechnologies will administer Stem Cell Educator® Therapy to patients through clinical partnerships such as hospitals and clinics. US FDA approval would also greenlight the regulatory approvals for commercialization in other countries. It is our goal to price the treatment reasonably for our patients and equitably for our shareholders. There are many factors that will ultimately impact the commercial price of the therapy (cellular therapies are significantly more involved and costly than conventional drug manufacturing). We project the commercial price of the therapy to be in the low to mid five-figure range. We expect insurance/payers will cover this therapy through an outcome-based model.



Throne owned and operated facilities
Paramus, New Jersey
30 min from New York City
THRONE
BIOTECHNOLOGIES
GMP cleanroom for sterile production
ISO 5 (top grade) - 1,700 Sq ft
20 patients per day capacity
Serving NYC metro
State-of-the art research lab
Quality control of therapy
Expanded scientific research
Development of new technologies

We currently own and operate a 1,700 sq ft, ISO 5, GMP cleanroom facility in Paramus, New Jersey. Additionally, we also own and operate an onsite, state-of-the-art research laboratory. Our facility will be used in the clinical trials and seamlessly transition to serve the commercialization of the technology in the New York City Metro area (New York, New Jersey, Pennsylvania, and Connecticut).

THE MARKET

We believe we're the uniquely safer, effective choice within a $9.6 billion market

Between type 1 diabetes and alopecia, there is a combined $9.6 billion market to compete in. Through our research, we've determined that Throne has one of the most effective and safe solutions among competitors. The shortage of true curative solutions both scientifically and commercially allows us to potentially be the first-to-market with the most efficacious solution.



Type 1 Diabetes
$9.6 billion
market to compete in
Alopecia Areata

The type 1 diabetes market was approximately [$2 billion in 2019 and is expected to grow at a CAGR of 5%](). By 2026, it's anticipated to reach around [$2.8 billion.]() Currently, there are 1.6 million type 1 diabetic patients in the US, which is expected to grow to 5 million by 2050.

The alopecia market was approximately [$7.6 billion in 2020 and is expected to grow at a CAGR of 8.1%](). Currently, there are [6.8 million alopecia areata patients]() in the United States.

How We Are **Different**

Conventional Stem Cell Therapies vs Stem Cell Educator Therapy

Other treatments use stem cell injection & transplantation - resulting in a high risk of immune rejection

Our treatment does **not use stem cell injections,** transplantation, or blood transfusions - **avoids rejection issues**

Other invasive injections have potential side effects of graft-vs-host disease, fevers & infections

Our ex-vivo treatment taking place outside of one's body ensures **practically no side effects**

Some competitors use CD34+ HSC, MSC stem cells - an unstable phenotype that requires HLA matching leading to limited donors & potential immune rejection

Our tech uses the powerful & unique **"Cord Blood Derived Multipotent Stem Cells" - stable immune modulating abilities & no genetic matching**

Other treatments use stem cells from animals & embryos brings ethical concerns

No stem cells from embryos or animals are used in our treatments. This avoids religious & ethical concerns, & opens markets traditionally closed to stem cell therapy

Across the industry, there is limited application & scalability of research

Our continued research aims to prove our ability to **treat many autoimmune diseases & beyond**

We believe Stem Cell Educator® Therapy is the curative stem cell solution closest to the market for type 1 diabetes and other autoimmune diseases. Almost every other stem cell technology in development or on the market uses embryonic, induced pluripotent (iPS), hematopoietic, or mesenchymal (MSC) stem cells in the form of injections or transplantations. Functional limitations accompany each of these approaches, leading to potential immune rejection and severe side effects.

Other stem cell treatments such animal stem cells (i.e. pigs and goats) and embryonic stem cells, which are associated with abortion, pose safety, religious, and ethical concerns to patients. We take an entirely different approach.

Stem Cell Educator® Therapy uses our proprietary CB-SC stem cells, which are derived from donated human umbilical cord blood. As CB-SC stem cells treat patient immune cells **outside** of the body, immune acceptance is ensured and safety is upheld.

[Ten years of clinical evidence]() have demonstrated safety and clinical efficacy in over 200 patients with multiple diseases, from 3 to 70 years old. Among this figure, over 100 type 1 diabetic patients have been treated and demonstrated 70% clinical efficacy. Some of these findings have been published among [30 peer-reviewed articles]().

WHY INVEST

Partner with Throne in securing the FDA approval to give 8.6 million people their lives back

Doctors are currently limited in the treatment options available to autoimmune disease patients. Insulin and immune-suppressing drugs are temporary and do not sustainably address the root of immune dysfunction the way Stem Cell Educator® Therapy does. Our vision is to gain FDA approval and establish this technology as the standard of care for patients with diabetes and autoimmune diseases.

We have been approved to conduct phase 2 clinical trials treating type 1 diabetes and alopecia areata with Stem Cell Educator® Therapy. These are monumental and critical steps to secure US FDA approval. Although we've gathered some phase I/II data from the Spain, China, and the US, we must meet the US FDA requirements by completing a full phase 2 US clinical trial. Due to the amount of data we've gathered in previous trials, we are confident that our FDA phase 2 trials will replicate the previous efficacy data which gives us confidence for FDA approval in the future.

Per conversations with the FDA, we believe that the clinical data produced from these studies will be critical in fast-tracking this technology to market through special regulatory pathways (RMAT and Compassion Use).

We believe our accomplished team of scientists, doctors, and industry professionals will ensure the clinical success of FDA approval and commercial success in market adoption. Our team has held senior leadership roles among institutions including Yale University, University of Chicago, Hackensack Meridian Health, and Johnson and Johnson.

PLATFORM TECHNOLOGY

Throne Biotechnologies has significant potential beyond just type 1 diabetes and alopecia. The approval of the technology for either disease will make it significantly easier to acquire FDA approvals for additional diseases in a direct-to-phase-2 pathway. Studies have demonstrated the therapeutic potential of Stem Cell Educator® Therapy to potentially treat other diseases, including Type 2 diabetes.

When diagnosed with an autoimmune disease, an individual's identity and prospects change instantly. It's a severe life sentence, but we believe Throne Biotechnologies can reverse it — one immune re-education at a time.

Let's give 8.6 million people their lives back. Join us!

Meet Our Team



Yong Zhao, MD, PhD

Founder, President and CEO

Dr. Zhao is an internationally-acclaimed scientist and doctor who specializes in immunology and stem cell biology. He is the first scientist to discover the CB-SC stem cells and is the inventor of Stem Cell Educator therapy to treat type 1 diabetes and other autoimmune diseases. He has held scientist and professorship positions at Hackensack Meridian Health and the University of Illinois at Chicago. He holds 9 patents and 60 publications and received his post-doctoral training from the University of Chicago.



Theodore Mazzone, MD

Chief Medical Officer

Dr. Mazzone is a renowned endocrinologist and diabetologist with 40 years of experience as a clinical physician, professor, and scientist with over 135 publications; He was the Chairman of the Department of Medicine at the Northshore University Health of the University of Chicago, a tenured Professor of Medicine at Rush University Medical Center, and is the Founder and Director of University of Illinois at Chicago's Center for Clinical and Translational Science. He was named "Castle Connolly's America's Top Doctors" and received his MD from the Northwestern University Medical School.



Gerald Ostrov, MBA

Board Director

Mr. Ostrov had first-hand experience of the efficacy of Throne's technology through the treatment of his 13 year old grandson for type 1 diabetes. He was the former Company Group Chairman of Johnson & Johnson's North America Consumer and Personal Care businesses. He was also the President of CIBA Consumer Pharmaceutical (now Novartis), Company Group Chairman for Johnson & Johnson's Worldwide Vision Care businesses, and Chairman and CEO of Bausch and Lomb. He received his MBA from Harvard University.



Lee Dudka, PhD

Board Director

Dr. Dudka has been a lifelong healthcare industry veteran including roles as an executive strategy consultant for Bristol Myers Squibb, Johnson & Johnson, & Pfizer. He was a fellow at the National Institute of Health and was the President of American College of Neuropsychopharmacology. He was a Professor at Princeton, Rutgers, and State University of New York. His expertise is in full operations-to-market drug launches, HIT and healthcare reengineering. He helps C-level executives and teams create strategic impact while tackling operations/market hurdles. He holds a PhD from Princeton University.



Henry Lozano

VP Global Relations

Mr. Lozano is a business executive with diplomatic correspondence to national and international heads of state for the top-down adoption of health and social services. His years of public service culminated in his post at the White House as Deputy Assistant to the President and Director of USA Freedom Corps. He was the Deputy Assistant to the President of the United States and a bi-partisan senior member of the White House under 5 presidents including George H. W. Bush and Barack Obama; He was appointed Director of USA Freedom Corps and received the Presidential Call to Service Award.



Brett King, MD, PhD

Principal Investigator - Alopecia Areata Trial

Dr. King is an Associate Professor of Dermatology at Yale University School of Medicine, specializing in skin inflammatory and autoimmune skin diseases recalcitrant to first-line therapies. He has pioneered the use of Janus kinase (JAK) inhibitors in cutaneous diseases, in particular for alopecia areata and other cutaneous diseases. Dr. King received his B.A. at the University of California, his Ph.D. from Stanford University and his M.D. from Yale University School of Medicine. He completed medical internship at Massachusetts General Hospital and dermatology residency at Yale University School of Medicine.



Colette Knight, MD

Principal Investigator - Type 1 Diabetes Trial

Dr. Knight is specialized expert in field of diabetes, endocrinology, and metabolism; SHe is the Chair of Hackensack University's Medical Center's Diabetes Institute and Division Director of Endocrinology and Metabolism in the Department of Internal Medicine; She received her Fellowship in endocrinology at Albert Einstein College of Medicine & Montefiore Medical Center, and his MD from Harvard Medical School



Edward Ludwig, MBA

Business Advisor

Mr. Ludwig accomplished healthcare veteran with special personal interests in a diabetes cure; He is the former chairman of the board of Becton, Dickinson and Company (also known as BD), a global medical technology company, having served in that position from 2002 through 2012. He also served as BD's chief executive officer (CEO) from January 2000 to September 2011 and as its president from May 1999 to December 2008. He is a Senior auditor at PWC; Board Director of CVS Health; Board of trustees at Hackensack University Medical Center; He received his MBA from Columbia University.



Rona Weinberg, PhD

Scientific Advisor

Rona has 20+ year Director of the Cellular Therapy Laboratory at New York Blood Center with specializations in developing stem cell, gene therapy, and immunotherapy products; She is an Associate Member of the Lindsley F. Kimball Research Institute, and the Head of Myeloproliferative Disorders (MPD) Research Laboratory; She received her PhD and Post-doctoral training from Mount Sinai School of Medicine in New York.



Yechin Zhao, MBA

Director of Business Development

Mr. Zhao is an experienced entrepreneur with track-record of global successes in innovation development. He has a special focus on pediatric-centered healthcare; He is the founder of Skipper Yacht-share and was an innovation & marketing consultant on projects with Fortune 100 clients including McDonald's, Disney, and Google. His MBA is from the University of Illinois Urbana-Champaign (UIUC).

Offering Summary

Company	Throne Biotechnologies Inc.
Corporate Address	10 Forest Avenue, Suite 110, Paramus, NJ 07652
Offering Minimum	$9,996.03
Offering Maximum	$1,006,995.66
Minimum Investment Amount (per investor)	$349.14

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,317
Maximum Number of Shares Offered	132,674
Price per Share	$7.59
Pre-Money Valuation	$119,922,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Invest $1,000 and receive an additional 10% bonus shares

Invest $2,500 and receive an additional 11% bonus shares

Invest $5,000 and receive an additional 12% bonus shares

+ A patient of your choice will secure 'Tier 5 Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US*

Invest $10,000 and receive an additional 13% bonus shares

+ A patient of your choice will secure 'Tier 4 Preferential Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US*

Invest $25,000 and receive an additional 14% bonus shares

+ A patient of your choice will secure 'Tier 3 Premium Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US*

+ $1,000 off of commercial treatment price (if paid for out of pocket)

Invest $50,000 and receive an additional 15% bonus shares

+ A patient of your choice will secure 'Tier 2 Top Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US*

+ $3,000 off of commercial treatment price (if paid for out of pocket)

Invest $100,000 and receive an additional 15% bonus shares

+ A patient of your choice will secure 'Tier 1 Super Priority' on the treatment waiting list for receiving the Stem Cell Educator Therapy upon commercialization in the US**

+ $5,000 off of commercial treatment price (if paid for out of pocket)

+ In person lunch with Throne Executives for you and 2 guests in NJ (travel and lodging not included) - [First 3 investors, only 3 available]

**All perks occur when the offering is completed.*

***There is no guarantee commercialization in the US will occur. All patients are subject to enrollment requirements and other treatment criteria set forth by the doctor, the clinical site, FDA, Throne, or another factor. There may be factors that would disqualify a patient from receiving the treatment and therefore securing a place on the waiting list does not guarantee treatment. To claim this perk, please email your name, patient name, and 'Tier' status to connect@thronebio.com within 90 days of investment.*

The 10% StartEngine OWNer's Bonus

Throne Biotechnologies Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $759. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "THRONE BIOTECHNOLOGIES INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF JANUARY, A.D. 2021, AT 5:06 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4834570 8100
SR# 20210245959

Authentication: 202384212
Date: 01-27-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:06 PM 01/12/2021
FILED 05:06 PM 01/12/2021
SR 20210092685 - File Number 4834570

CERTIFICATE OF INCORPORATION

OF

THRONE BIOTECHNOLOGIES INC.

ARTICLE I

The name of the corporation is Throne Biotechnologies Inc. (the "***Corporation***").

ARTICLE II

The registered office of the Corporation in the State of Delaware is located at 9 East Loockerman Street, Suite 311, City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Registered Agent Solutions, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "***Common Stock***" and "***Preferred Stock***." The total number of shares which the Corporation is authorized to issue is 25,000,000 shares, each with a par value of $0.00001 per share. 20,000,000 shares shall be Common Stock, and 5,000,000 shares shall be Preferred Stock.

(B) **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. The board of directors of the Corporation (the "***Board***") is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon a series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with the applicable protective voting rights or other terms that are now existing or may hereafter be granted to the Preferred Stock or any series thereof in this Certificate of Incorporation ("***Protective Provisions***"), but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred Stock or Common Stock. Subject to compliance with the applicable Protective Provisions, the Board is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Name	Address
Yong Zhao	10 Forest Avenue, Suite 110 Paramus, NJ 07652

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board, and the directors need not be elected by ballot unless required by the bylaws of the Corporation (the "***Bylaws***").

ARTICLE VII

A director shall have no liability to the Corporation or its stockholders for monetary damages for conduct as a director, except for acts or omissions that involve intentional misconduct by the director, or a knowing violation of law by a director, or for any transaction from which the director will personally receive a benefit of money, property or services to which the director is not legally entitled. If the Delaware General Corporation Law ("***DGCL***") is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted under the DGCL, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ARTICLE VIII

(A) **Right to Indemnification.** Each person who was, or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer, he or she is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Corporation, to the full extent permitted by applicable law as then in effect, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section B of this Article VIII with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article VIII shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon physical delivery to the Corporation of a written undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article VIII or otherwise.

(B) **Right of Claimant to Bring Suit.** If a claim under Paragraph A of this Article VIII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article VIII upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking has been tendered to the Corporation), and thereafter the Corporation shall have the burden of proof to overcome the presumption that the claimant is so entitled. Neither the failure of the Corporation (including the Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the Corporation (including the Board, independent legal counsel or its stockholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.

(C) **Nonexclusivity of Rights.** The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to make, amend and repeal the Bylaws.

ARTICLE X

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Incorporation to be signed and attested this 9th day of January, 2021.

THRONE BIOTECHNOLOGIES INC.

DocuSigned by:

By: [signature]
559AB2182C89437...
Yong Zhao, Incorporator